33/6

03013265

ITED STATES
EXCHANGE COMMISSION
igton, D.C. 20549

A35

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| ~~8-015766~~ |

8-30931

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACE CAPITAL CORP.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Third Avenue - 17th Floor
(No. and Street)

| New York | New York | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

SEC MAIL PROCESSING RECEIVED FEB 25 2003 D.C. 207 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Kreindler (212) 832-244[illegible]
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick, Garber & Sandler, LLP
(Name – *if individual, state last, first, middle name*)

| 630 Third Avenue | New York | New York | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

MAR 07 2003

## OATH OR AFFIRMATION

I, Paul Kreindler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pace Capital Corp., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President
Title

Notary Public

SUSAN R. CUTLER
Notary Public, State of New York
No. 01CU5001111
Certified in Richmond County
Commission Expires Jan 5, 2002

Feb. 19, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Statement of cash flows.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

# PACE CAPITAL CORP.

# FINANCIAL REPORT

# DECEMBER 31, 2002

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

# PACE CAPITAL CORP.

## FINANCIAL REPORT

## DECEMBER 31, 2002

## INDEX

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

**Independent Auditors' Report**

**Board of Directors**
**Pace Capital Corp.**

We have audited the accompanying statement of financial condition of PACE CAPITAL CORP. as at December 31, 2002 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pace Capital Corp. as at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cornick, Garber + Sandler LLP
CERTIFIED PUBLIC ACCOUNTANTS

**New York, New York**
**February 4, 2003**



630 Third Avenue New York, NY 10017-6705 212 557-3900 Fax 212 557-3936
50 Charles Lindbergh Boulevard Uniondale, NY 11553-3600 516 542-9030 Fax 516 542-9035

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

# PACE CAPITAL CORP.

## STATEMENT OF FINANCIAL CONDITION

## AS AT DECEMBER 31, 2002

| | |
|---|---|
| **ASSETS** | |
| **Cash** | $ 17,057 |
| **LIABILITIES** | |
| **Accrued expenses** | $ 10,911 |
| **STOCKHOLDER'S EQUITY** | |
| **Capital stock,** no par value; authorized 200 shares; issued and outstanding 10 shares | 5,000 |
| **Additional paid-in capital** | 19,000 |
| **(Deficit)** | (17,854) |
| **Total stockholder's equity** | 6,146 |
| **TOTAL** | $ 17,057 |

The notes to financial statements are made a part hereof.

# PACE CAPITAL CORP.

## STATEMENT OF INCOME

## FOR THE YEAR ENDED DECEMBER 31, 2002

| | | |
|---|---|---|
| **Commission income** | | $ 7,377 |
| **Expenses:** | | |
| Dues and fees | $ 724 | |
| Accounting | 500 | |
| Miscellaneous expenses | 105 | |
| Interest expense | 4,959 | 6,288 |
| **Income before income taxes** | | 1,089 |
| **Income taxes** | | 5,423 |
| **Net (loss)** | | $(4,334) |

The notes to financial statements are made a part hereof.

# PACE CAPITAL CORP.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2002

| | Common Stock | | Additional Paid-in | | Total Stockholder's |
|---|---|---|---|---|---|
| | Stock | Amount | Capital | Deficit | Equity |
| Balance - January 1, 2002 | 10 | $5,000 | $19,000 | $(13,520) | $10,480 |
| Net (loss) | — | — | — | (4,334) | (4,334) |
| Balance - December 31, 2002 | 10 | $5,000 | $19,000 | $(17,854) | $ 6,146 |

The notes to financial statements are made a part hereof.

# PACE CAPITAL CORP.

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

## FOR THE YEAR ENDED DECEMBER 31, 2002

<u>**NONE**</u>

The notes to financial statements are made a part hereof.

# PACE CAPITAL CORP.

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| **INCREASE (DECREASE) IN CASH** | |
| **Cash flows from operating activities:** | |
| Net (loss) | $ (4,334) |
| Adjustments to reconcile results of operations to net cash effect of operating activities: | |
| Net increase in accrued expenses | 9,531 |
| **Net increase in cash used for operating activities** | 5,197 |
| **Cash** - January 1, 2002 | 11,860 |
| **CASH - DECEMBER 31, 2002** | $17,057 |

The notes to financial statements are made a part hereof.

# PACE CAPITAL CORP.

## NOTES TO FINANCIAL STATEMENTS

## FOR THE YEAR ENDED DECEMBER 31, 2002

**NOTE A - Principal Business Activity and Summary of Significant Accounting Policies**

Pace Capital Corp. is a registered broker-dealer of securities. The Company's commission income, which is recognized on the accrual basis when earned, has been derived from the sale of and fees related to five mutual fund organizations. The Company operates on the premises of its parent corporation and receives certain additional administrative support from the parent, for which no charges are made to the Company.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**NOTE B - Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $6,146, which was $1,146 in excess of the net required minimum capital of $5,000. The ratio of aggregate indebtedness to net capital was 1.78 to 1 at December 31, 2002.

**NOTE C - Commission Income**

Three funds accounted for 99% of commission income in 2002, with the largest fund accounting for 48% of the total.

**NOTE D - Income Taxes**

For financial and income tax reporting purposes, the Company has net operating loss carryforwards of approximately $18,500, which expire through 2020. As a result of the Company's past losses, the Company has recorded a valuation allowance equal to the deferred tax asset account relating to the loss carryforwards at December 31, 2002.

The provision for income taxes is comprised of minimum income taxes of $880 and an assessment of prior years' state income taxes.

**NOTE E - Subsequent Event**

On January 29, 2003, the Company received a $5,000 capital contribution from its stockholder.

# SUPPLEMENTARY SCHEDULE

SCHEDULE I

## PACE CAPITAL CORP.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

## AS AT DECEMBER 31, 2002

| | |
|---|---|
| **Net Capital:** | |
| Capital stock | $ 5,000 |
| Additional paid-in capital | 19,000 |
| (Deficit) | (17,854) |
| **Total stockholders' equity qualified for net capital and total capital** | 6,146 |
| Deductions | |
| Net capital | 6,146 |
| Minimum net capital required | 5,000 |
| **Excess net capital** | $ 1,146 |
| **Capital Ratio:** | |
| Aggregate indebtedness to net capital | 1.78 to 1 |

**Reconciliaton with Company's computation**
**(included in Part II of Form X-17A-5 as of December 31, 2002)**

| | |
|---|---|
| Net capital, as reported in Company's Part II (unaudited) FOCUS Report | $15,406 |
| Audit adjustments to record prior years' New York State corporate tax and related interest expense | (9,260) |
| **Net capital as per above** | $ 6,146 |